Exhibit 99.2

THIS IS YOUR PROXY - DO NOT DESTROY – THIS IS AN IMPORTANT DOCUMENT

This proxy is solicited by and on behalf of Management and the Board of Directors of the Corporation.

The undersigned hereby appoints Gordon D. Giffin, Chair of the Board, or failing him, Dawn L. Farrell, President and Chief Executive Officer, or instead of the foregoing persons,

The form of proxy must be deposited with the Corporation’s Transfer Agent, CST Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting (or any adjournment thereof).

The undersigned hereby revokes any proxy previously given with respect to the Meeting.

The shares represented by this proxy will be voted for, against or withheld from voting, on any ballot that may be called for and will be voted as directed by each shareholder.  If no choice is specified, the shares will be voted: (i) FOR the election of each of the persons nominated by management for election as directors, (ii) FOR the appointment of Ernst & Young LLP as auditors of the Corporation at a remuneration to be fixed by the Board of Directors, (iii) FOR the advisory vote to accept management’s approach to executive compensation.  Execution of this proxy is deemed to confer on the proxyholder discretionary authority to vote as she or he feels fit in respect of each matter set forth if no choice is specified and to act in respect of any amendments or other matters that may properly come before the Meeting or at any adjournment thereof.

This proxy must be signed and dated by the shareholder or by his or her attorney authorized in writing or, in the case of a corporation, the proxy shall be under its corporate seal attested by the hands of its proper officers, or under the hand of an officer or attorney duly authorized.  If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), any one of the joint owners may sign the proxy and all executors, administrators, trustees, corporate officers, etc. must indicate the capacity in which they sign.  If the proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to the shareholder.

The undersigned confirms the express wish that this document and the related documents including the Notice of Meeting and the Management Proxy Circular, be in English only.

Le soussigne confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d’information, soient rédigés en anglais seulement.

as proxyholder of the undersigned shareholder with full power of substitution, to vote and otherwise act for and on behalf of the shareholder as directed below, and in respect of any amendments to the matters identified below, and all other matters that may properly come before the Annual Meeting (the “Meeting”) of shareholders of TransAlta Corporation (the “Corporation”) to be held on Tuesday, April 28, 2015 at 11:00 a.m. (local time) at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, Calgary, Alberta, and at any continuation after an adjournment thereof.

The shareholder has the right to appoint a person (who need not be a shareholder) other than those stated, as his or her nominee to attend and act at the Meeting, or at any adjournment thereof, and may exercise such right by striking out the names of the specified persons and inserting the name of such person in the blank space on this proxy form or by completing and submitting another appropriate form of proxy.

Items on which shareholder’s action is required:
1.	Election of Directors. Directors and management recommend shareholders	FOR	Withhold
vote for the election of the management nominees.			from Voting
01	William D. Anderson	☐	☐
02	John P. Dielwart	☐	☐
03	Timothy W. Faithfull	☐	☐
04	Dawn L. Farrell	☐	☐
05	Alan J. Fohrer	☐	☐
06	Gordon D. Giffin	☐	☐
07	P. Thomas Jenkins	☐	☐
08	Yakout Mansour	☐	☐
09	Georgia R. Nelson	☐	☐	Your name
10	Beverlee F. Park	☐	☐	(please print exactly as it appears on the back of the proxy form)

		FOR	Withhold
			from Voting	Your signature
2. Appointment of Ernst & Young LLP as Auditors at a remuneration to be fixed by the Board of Directors. Directors and management recommend shareholders vote for the appointment of Ernst & Young LLP.		☐	☐

Date
(if you leave it blank, the proxy form will be deemed to bear the date on which it was mailed to you)
		FOR	Against
3. Advisory vote to accept management’s approach to executive compensation, as described in the accompanying Management Proxy Circular.		☐	☐
Position and signature
(complete this section if you are signing on behalf of a corporation, estate or trust)
If you have any questions, please call toll free 1-800-387-0825 in Canada or the U.S. or (416) 682-3860 outside North America.

VOTING OPTIONS AND INSTRUCTIONS

The options available to convey your voting instructions are outlined below and further described in the Management Proxy Circular.

VOTE BY MAIL:

The form of proxy must be deposited with the Corporation’s Transfer Agent, CST Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the meeting.

1.

In order to vote by mail, this proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person. If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), any one of the joint owners may sign.

2.

If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

3.	Proxies not dated in the space provided will be deemed to bear the date on which they were mailed to the shareholder.
4.	The name of the shareholder must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may sign.
5.

A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by the Corporation’s Transfer Agent by mail to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting (or any adjournment thereof).

6.	For further information, see the Management Proxy Circular.

VOTE BY PHONE:

In order to vote by phone, use any touch-tone phone to transmit your voting instructions not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting (or any adjournment thereof).  Phone toll-free 1-888-489-7352 (English and French) and follow the instructions the “Vote Voice” provides you.  Have this Proxy Form in hand when you call.  You will be prompted to enter your 13 digit Control Number which is located on the bottom left hand side of this form.  The control number is your personal security code and will be used to authenticate your voting instructions.

VOTE BY INTERNET:                                                               www.cstvotemyproxy.com

In order to vote by internet, use the Internet address above to transmit your voting instructions, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting (or any adjournment thereof).  Have this form in hand when you access the website.  You will be prompted to enter your 13 digit Control Number.

¯ Your Control Number ¯